600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurthkenyon.com

June 9, 2017

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	PennTex Midstream Partners, LP

Amendment to Schedule 13E-3 filed by Energy Transfer Partners, L.P.

Filed June 2, 2017

File No. 005-88873

Amended Schedule TO filed by Energy Transfer Partners, L.P.

Filed June 2, 2017

File No. 005-88873

Schedule 13D

Filed November 14, 2016, as amended March 23, 2017

Filed by PennTex Midstream Partners, LLC, Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P.,

Energy Transfer Partners, L.L.C., Energy Transfer Equity, L.P., LE GP, LLC and Kelcy L. Warren

File No. 005-88873

Dear Mr. Duchovny:

Set forth below are the responses of Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 8, 2017 with respect to the Tender Offer Statement on Schedule TO and Schedule 13E-3 filed by ETP on May 18, 2017 (the “TO Statement”) relating to ETP’s offer to purchase (the “Offer”) all of the outstanding common units representing limited partner interests (the “PennTex Common Units”) in PennTex Midstream Partners, LP (“PennTex”) and with respect to the Schedule 13D, filed on November 14, 2016, as amended to date, relating to ETP’s ownership of PennTex Common Units (the “Schedule 13D”). The responses below have been prepared and are being provided by ETP, which has authorized Andrews Kurth Kenyon LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 4 to the TO Statement (the “Amendment”) and have filed as Exhibit 99(a)(1)(i)(A) thereto a revised Supplement No. 1 to the Offer to Purchase (the “Supplement”).

ANDREWS KURTH KENYON LLP

Austin    Beijing    Dallas    Dubai    Houston     London    New York    Research Triangle Park    The Woodlands    Washington, DC

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 9, 2017

For the Staff’s convenience, each response is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Offer Document

Sources and Amount of Funds, page 33

1.	We reissue prior comment 9, in which we requested additional disclosure, as required by Item 1007(d) of Regulation M-A.

Response:

We acknowledge the Staff’s comment and have provided additional disclosure as required by Item 1007(d) of Regulation M-A. Please see page 3 of the Supplement.

Schedule 13D

2.	Refer to the disclosure in the first paragraph of page 7 in the Schedule 14D-9 filed by PennTex Midstream. Please tell us why you did not amend your Schedule 13D promptly after May 1, 2017, when Mr. Warren placed a call to Mr. Walker indicating that “it may be the appropriate time to fully consolidate the Partnership with ETF.” The call appears to render the then-current Item 4 disclosure no longer materially accurate.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the purpose of the call from Mr. Warren to Mr. Walker was for Mr. Warren, in his capacity as the Chief Executive Officer of ETP’s general partner, to advise Mr. Walker, as an independent member of the Board of Directors of PennTex Midstream GP, LLC, that certain members of management of ETP’s general partner were evaluating the possibility of recommending to the Board of Directors of ETP’s general partner pursuing a consolidation of PennTex and ETP. As of May 1, 2017, neither management of ETP’s general partner as a whole nor the Board of Directors of ETP’s general partner had formulated a plan to pursue any consolidation transaction. Furthermore, we respectfully advise the Staff that management of ETP’s general partner and the Board of Directors of ETP’s general partner did not consider or approve a consolidation transaction prior to May 17, 2016, as set forth in Amendment No. 2 to the Schedule 13D, filed on May 23, 2017. It is the position of ETP that ETP did not formulate a plan or proposal with respect to the consolidation of ETP and PennTex prior to May 17, 2017, and therefore ETP believes that the disclosure under Item 4 of the Schedule 13D filed on November 14, 2017 remained materially accurate until May 17, 2017.

Please direct any questions you have with respect to the foregoing or with respect to the Amendment to the undersigned at (713) 220-4360 or moleary@andrewskurth.com.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 9, 2017

Very truly yours,

/s/ G. Michael O’Leary

G. Michael O’Leary

cc:	Thomas E. Long, Chief Financial Officer, Energy Transfer Partners, L.L.C.